March 4, 2009

VIA EDGAR

Mr. Daniel Morris
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:           AMERCO
Form 10-K for the Fiscal Year ended March 31, 2008, Filed June 4, 2008
Schedule 14A filed July 15, 2008
Commission File Number 001-11255

Dear Mr. Morris:

This letter responds to the Staff’s comments contained in the letter dated January 29, 2009 and postmarked February 19, 2009 on the AMERCO, Inc. (the “Company”) Form 10-K for the year ended March 31, 2008 and Schedule 14A filed July 15, 2008.  We appreciate the opportunity to respond to your comments and understand that the purpose of your review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings.

Form 10-K for the Annual Period Ended March 31, 2008

Risk Factors, page 7

Starting with our Form 10-Q filing for the quarter ended September 30, 2008 we added a risk factor regarding the impact of the current economic climate on our business generally along with updates to existing risk factors specific to our business.

Signatures

Starting with our Form 10-Q filing for the quarter ended September 30, 2008 we clarified that the Company’s Chief Accounting Officer who signs the Company’s annual report on Form 10-K and its quarterly reports on Form 10-Q is the Company’s principal financial officer.

Schedule 14A filed July 15, 2008

Compensation Discussion and Analysis, page 15
Elements Used to Achieve Compensation Objectives, page 16

The Company will continue to find ways to refine its Compensation Discussion and Analysis in future filings.  The nature of our compensation program for Named Executive Officers, excluding our Chairman/President, is based upon the discretion of the President.  The President’s compensation is reviewed and determined by the Compensation Committee.

Summary Compensation Table, page 17

In future filings, we will revise our tabular presentation, including column headings, to conform to the Summary Compensation Table requirements in Item 402(c) of Regulation S-K.  Our July 15, 2008 filing included a typesetting error resulting in the terms ‘Stock’ and ‘All Other’ being incorrectly shifted to the right by one column.

In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We believe this letter fully responds to the Staff’s inquiries.  We are available at your convenience to discuss this further should you have any questions.  Please call me at (602) 263-6804.

AMERCO, Inc.

/s/ Jason A. Berg
Jason A. Berg
Chief Accounting Officer
Principal Financial Officer